Exhibit 99.5

Voting Agreement

Between

TSX Trust Company, in its capacity as trustee of the Telesat Corporation Trust

and

Telesat Corporation

and

Telesat Partnership LP

made as of the 18th day of November, 2021

- i -

- ii -

9.04	Notices	14
9.05	Force Majeure	15
9.06	Counterparts	15

VOTING AGREEMENT

THIS AGREEMENT made as of the 18th day of November, 2021,

BETWEEN:

TSX Trust Company,
a trust company incorporated under the laws of Canada, in its capacity as trustee of Telesat Corporation Trust, a trust formed under the laws of the Province of Ontario,

(hereinafter referred to as the “Trust”),

-and-

Telesat Corporation,
a corporation incorporated under the laws of the Province of British Columbia,

(hereinafter referred to as “New Transit”),

-and-

Telesat Partnership LP,
a limited partnership formed under the laws of the Province of Ontario,

(hereinafter referred to as the “Partnership”),

RECITALS:

A.	In connection with the transactions contemplated by a transaction agreement and plan of merger dated November 23, 2020 between New Transit, the Partnership, Telesat Canada, a corporation incorporated under the laws of Canada, Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia and a wholly-owned subsidiary of the Partnership, Loral Space & Communications Inc., a Delaware corporation, Lion Combination Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of Loral Space & Communications Inc., Public Sector Pension Investment Board, a Canadian Crown corporation incorporated under the laws of Canada, and Red Isle Private Investments Inc., a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of Public Sector Pension Investment Board (the “Transaction Agreement”), the Partnership will issue Class A exchangeable limited partnership units, Class B exchangeable limited partnership units and Class C exchangeable limited partnership units (together, the “Exchangeable Units”) and the Trust will be the registered holder of the Special Voting Shares (as defined herein) and the Golden Share (as defined herein);

B.	The Trust, New Transit and the Partnership have determined to enter into this Agreement pursuant to which the Trust agrees to vote (1) the Special Voting Shares in accordance with the instructions provided by New Transit, in its capacity as General Partner (as defined herein), as directed by the holders of the Exchangeable Units pursuant to the LPA (as defined herein) and this Agreement, and (2) the Golden Share in accordance with the instructions provided by New Transit pursuant to this Agreement, or to grant proxies as contemplated herein; and

C.	The parties hereto agree as follows:

Article 1 - Interpretation

1.01	Defined Terms

(1)          For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Affiliate” has the meaning set out in the LPA;

“Applicable Record Date” with respect to a New Transit Meeting or New Transit Consent means the record date established by New Transit or by applicable law for such New Transit Meeting or New Transit Consent;

“Agreement” means this Voting Agreement;

“Articles” means the Articles of New Transit dated the date hereof;

“Beneficiaries” has the meaning set out in the Trust Agreement;

“Business Day” means any day other than a Saturday, a Sunday, a day on which banking institutions in the City of Montréal are authorized or required by law to be closed or a day on which the New York Stock Exchange, the NASDAQ Stock Market or the Toronto Stock Exchange is closed for trading;

“Class A Common Shares” means the Class A common shares in the capital of New Transit;

“Class A Special Voting Share” means a Class A special voting share in the capital of New Transit;

“Class A Unit Holders” means the registered holders from time to time of the Class A exchangeable limited partnership units of the Partnership, excluding New Transit and its Affiliates;

“Class B Variable Voting Shares” means the Class B variable voting shares in the capital of New Transit;

“Class B Special Voting Share” means a Class B special voting share in the capital of New Transit;

“Class B Unit Holders” means the registered holders from time to time of the Class B exchangeable limited partnership units of the Partnership, excluding New Transit and its Affiliates;

“Class C Shares” means the Class C Fully Voting Shares and the Class C Limited Voting Shares;

“Class C Fully Voting Share” means the Class C fully voting shares in the capital of New Transit;

“Class C Limited Voting Share” means a Class C limited voting shares in the capital of New Transit;

“Class C Special Voting Share” means a Class C special voting share in the capital of New Transit;

“Class C Unit Holders” means the registered holders from time to time of the Class C exchangeable limited partnership units of the Partnership, excluding New Transit and its Affiliates;

“Class A/B/C Shares” means, together, the Class A Common Shares, the Class B Variable Voting Shares and the Class C Shares;

“Exchangeable Units” has the meaning set out in the recitals;

“General Partner” means the general partner of the Partnership as determined from time to time in accordance with the LPA;

“Golden Share” means the special variable voting share in the capital of New Transit;

“Holder Votes” has the meaning set out in the LPA;

“Indemnified Parties” has the meaning set out in Section 4.01(1);

“LPA” means the amended and restated limited partnership agreement of the Partnership dated the date hereof;

“New Transit Consent” means any written consent sought from shareholders of New Transit including the holders of any or all classes of Class A/B/C Shares and/or Special Voting Shares;

“New Transit Meeting” means any meeting of shareholders of New Transit at which holders of any or all classes of Class A/B/C Shares and/or Special Voting Shares are entitled to vote;

“New Transit Successor” has the meaning set out in Section 6.01;

“Officer’s Certificate” means, with respect to New Transit, a certificate signed by any officer or director of New Transit, and with respect to the Partnership, a certificate signed by any officer or director of the General Partner;

“Person” has the meaning set out in the LPA;

“Special Voting Shares” means, together, the Class A Special Voting Share, the Class B Special Voting Share and the Class C Special Voting Share;

“Tabulation Agent” means a Person designated by New Transit, in writing, as its agent to perform the administrative tasks of (1) collecting and tabulating instructions from the holders of Exchangeable Units for the purpose of instructing New Transit or the Trustee as to the exercise of the Voting Rights with respect to the Special Voting Shares pursuant to the terms of the LPA and this Agreement, and (2) collecting and tabulating the votes of the Class A/B/C Shares and/or instructions from the holders of Exchangeable Units pursuant to the terms of the LPA for the purpose of instructing New Transit or the Trustee as to the exercise of the Voting Rights with respect to the Golden Share pursuant to the terms of the Articles and this Agreement. For the avoidance of doubt, New Transit shall retain liability as principal for the acts of the Tabulation Agent.

“Trust Agreement” means the Trust Agreement made as of the date hereof, establishing the Telesat Corporation Trust;

“Trust Property” has the meaning set out in the Trust Agreement;

“Trustee” means the trustee of the Trust as determined from time to time in accordance with the Trust Agreement, such person being on the date hereof TSX Trust Company;

“Unit Holders” means the registered holders from time to time of the Exchangeable Units; and

“Voting Rights” means the voting rights attached to the Special Voting Shares (as determined pursuant to the Articles and the LPA) and the voting rights attached to the Golden Share (as determined pursuant to the Articles), as applicable.

1.02	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement, the Trust Agreement or the LPA means this Agreement, the Trust Agreement or the LPA, as the case may be, as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;

(j)	whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, on, or as of, or from a period beginning on or ending on, the next succeeding Business Day; and

(k)	references to the Trust owning property or undertaking an action refer to the Trustee owning property or undertaking an action, as applicable in its capacity as trustee of the Trust.

1.03	Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.04	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

1.05	Ownership of Special Voting Shares

During the term of the Trust and subject to the terms and conditions of this Agreement, the Trust shall have control over and the exclusive administration of the Special Voting Shares and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Shares provided that, except as specifically authorized by this Agreement or the Trust Agreement, the Trust shall not sell, transfer, vote or otherwise deal in or with the Special Voting Shares, and the Special Voting Shares shall not be used or disposed of by the Trust for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Shares) other than in accordance with this Agreement and the Trust Agreement.

1.06	Ownership of Golden Share

During the term of the Trust and subject to the terms and conditions of this Agreement, the Trust shall have control over and the exclusive administration of the Golden Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Golden Share provided that, except as specifically authorized by this Agreement or the Trust Agreement, the Trust shall not sell, transfer, vote or otherwise deal in or with the Golden Share, and the Golden Share shall not be used or disposed of by the Trust for any purpose (including for exercising dissent or appraisal rights relating to the Golden Share) other than in accordance with this Agreement and the Trust Agreement.

Article 2 - Exercise of Voting Rights

2.01	Voting Rights

The Trust, as the holder of record of each of the Special Voting Shares and the Golden Share, shall, and shall be entitled to, exercise all of the Voting Rights with respect to each of the Special Voting Shares and the Golden Share, including the right to vote each of the Special Voting Shares and the Golden Share in person or by proxy on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of New Transit at a New Transit Meeting and the right to consent in connection with a New Transit Consent (provided, that neither the Trust nor any representative of the Trust shall be required to attend any New Transit Meeting in person in order to exercise the Trust’s voting rights hereunder). Such Voting Rights shall be and remain vested in and exercised by the Trust. Subject to Section 2.03(2):

(1)          the Trust shall exercise the Voting Rights with respect to each of the Special Voting Shares in accordance with, and only on the basis of, instructions received pursuant to Section 2.02 from New Transit, in New Transit’s capacity as General Partner, or the Tabulation Agent, with respect to all matters that require the approval of the holder of record of a Special Voting Share, including, for the avoidance of doubt, voting separately as a class where required under applicable law, each with respect to the voting thereof at the time at which a New Transit Meeting is held or a New Transit Consent is sought, as applicable;

(2)          the Trust shall exercise the Voting Rights with respect to the Golden Share in accordance with, and only on the basis of, instructions received pursuant to Section 2.02 from New Transit or the Tabulation Agent, including, for the avoidance of doubt, voting separately as a class where required under applicable law, at the time at which a New Transit Meeting is held or a New Transit Consent is sought, as applicable; and

(3)          to the extent that no instructions are received pursuant to Section 2.02 from New Transit or the Tabulation Agent with respect to the Voting Rights with respect to any Special Voting Share or the Golden Share, as applicable, the Trust shall not exercise or permit the exercise of such Voting Rights.

2.02	Voting Instructions to Trustee

(1)          New Transit, including in its capacity as General Partner, or the Tabulation Agent shall instruct the Trustee in writing to exercise the Voting Rights provided in Section 2.01 with respect to the Special Voting Shares in accordance with the terms of the LPA and with respect to the Golden Share in accordance with the terms of the Articles. The Trustee may presume that, and has no duty to inquire whether, any instructions received from New Transit or the Tabulation Agent are in accordance with the LPA or the Articles, as applicable. For the avoidance of doubt, New Transit shall remain responsible for the accuracy of any instructions delivered to the Trustee by New Transit or the Tabulation Agent pursuant to this Section 2.02.

(2)          New Transit or the Tabulation Agent shall deliver such written instructions to the Trustee, on behalf of the Trust, as follows:

(a)	in the case of the Voting Rights with respect to the Special Voting Shares: (i) with respect to a New Transit Meeting, no later than 48 hours prior to the proxy cut-off time established by New Transit for such Meeting, or (ii) with respect to a New Transit Consent, no later than the close of business on the second Business Day prior to the deadline specified in such New Transit Consent (provided, in the event that under applicable law any matter requires the approval of the holder of record of a particular Special Voting Share, voting separately as a class, as promptly as practicable following the close of the applicable poll and the tabulation of the applicable vote pursuant to the LPA); and

(b)	in the case of the Voting Rights with respect to the Golden Share: as promptly as practicable following the close of the applicable poll for the Class A/B/C Shares and the tabulation of the applicable vote pursuant to the Articles.

2.03	Voting by Trust and Attendance of Trust Representative at Meeting

(1)          In connection with each New Transit Meeting and New Transit Consent, the Trustee, on behalf of the Trust, shall cast and exercise the Voting Rights, either in person or by proxy in accordance with the written instructions received from New Transit or the Tabulation Agent pursuant to Section 2.02.

(2)          Subject to the timely receipt of instructions as contemplated in Section 2.02(2), the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trust, proxies for Voting Rights to be voted at each New Transit Meeting.

(3)          At New Transit’s direction (upon New Transit, in its capacity as General Partner, receiving such request by a Unit Holder at least one Business Day prior to the deadline for timely receipt of instructions as contemplated in Section 2.02(2)), the Trustee shall sign and deliver to a Unit Holder (or its designee) a proxy to exercise personally the Holder Votes of such Unit Holder with respect to the applicable Special Voting Shares; provided that such Unit Holder either (i) has not previously given New Transit instructions pursuant to the LPA in respect of such New Transit Meeting or (ii) submits to such representative written revocation of any such previous instructions and the Trustee can rely on confirmation from New Transit as to whether these requirements have been satisfied. The Unit Holder exercising such Holder Votes shall have the same rights as the Trust to speak at the New Transit Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the New Transit Meeting in respect of any matter, question, proposal or proposition, and to vote by way of a show of hands in respect of any matter, question or proposition.

Article 3 - Concerning the TrustEE

3.01	Reliance Upon Agreements

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies reasonably and in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates (including Officer’s Certificates), opinions or reports comply with the provisions of Section 3.02, if applicable, and with any other applicable provisions of this Agreement.

3.02	Evidence and Authority to the Trustee

(1)          New Transit, the Tabulation Agent or the Partnership, as applicable, shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by New Transit, the Tabulation Agent, the Partnership or the Trust under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights and the taking of any other action to be taken by the Trust at the request of or on the application of any, some or all of New Transit, in its capacity as General Partner and in its own capacity, the Tabulation Agent or the Partnership, as applicable, promptly if and when:

(a)	such evidence is required by any other provision of this Agreement, the LPA or the Articles or other constating documents to be furnished to the Trustee; or

(b)	the Trustee, on behalf of the Trust, in the exercise of its rights, powers, duties and authorities under this Agreement, gives New Transit, the Tabulation Agent or the Partnership, as applicable, written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2)          Such evidence required pursuant to this Section 3.02 shall consist of an Officer’s Certificate of New Transit, the Tabulation Agent or the Partnership, as applicable, or a statutory declaration or a certificate made by Persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement; provided that in the case of the Tabulation Agent, such evidence shall also include an Officer’s Certificate or a statutory declaration or certificate by New Transit

(3)          Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the Person giving the evidence:

(a)	declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(c)	declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

3.03	Trustee Not Bound to Act on Request; Specific Performance

(a)	Except as specifically provided in this Agreement, the Trustee shall not be bound to act in accordance with any direction or request of New Transit, and/or the Partnership until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated (at which time the Trustee shall be bound to so act in accordance with such direction or request ) and reasonably believed by the Trustee to be genuine. The obligation of the Trustee to act in accordance with the instruction or request of New Transit, the Tabulation Agent or the Partnership shall be enforceable by New Transit, the Partnership and by any holder or Exchangeable Units including pursuant to clause (b) below.

(b)	The Trustee, New Transit and the Partnership hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that (i) any instruction or request of New Transit or the Partnership delivered in accordance with this Section 3.03 or (ii) any provision of this Agreement, in each case, is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Trustee, New Transit and the Partnership agree that, prior to the valid termination of this Agreement in accordance with Article 8, New Transit, the Partnership and any holder of the Exchangeable Units shall be entitled to, and are deemed to have standing to seek and obtain, an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with Section 1.03, this being in addition to any other remedy to which they are entitled under the terms of this Agreement, at law or in equity (and the Trustee hereby waives any requirement for the securing or posting of any bond in connection with such remedy). New Transit, the Partnership and any holder of the Exchangeable Units seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with, this Agreement when expressly available pursuant to the terms of this Agreement, shall not be required to provide any bond or other security in connection with any such order or injunction.

Article 4 – Indemnification and Limitation of Liability

4.01	Standard of Care

The Trustee will exercise its powers and carry out its obligations hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Beneficiaries and in connection therewith will exercise that degree of care, diligence, and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee will not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee will not be required to devote its entire time to carrying out its obligations hereunder. For greater certainty, it is expressly acknowledged that the entering into of this Agreement by the Trustee in its capacity as trustee of the Trust, and the performance by the Trustee or the Trust of its obligations hereunder in compliance with the express terms of this Agreement shall be deemed to be in the best interests of the Trust and the Beneficiaries and shall be deemed to have satisfied the foregoing standard of care.

4.02	Limitation of Liability of Trustee

(1)           The Trustee, in doing anything or permitting anything to be done in accordance with the terms of this Agreement is, and will be conclusively deemed to be, acting solely as trustee of the Trust and not in any other capacity. Any and all of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations made on the part of the Trustee therein are made and intended not as personal representations, warranties, undertakings, covenants, indemnities, agreements and other obligations by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity, but are made and intended for the purpose of binding only the property and assets of the Trust or a specific portion thereof. The Trustee will not be subject to any liability whatsoever, in tort, contract or otherwise, in connection with the Trust Property or the Trust Activities, to the Beneficiaries or to any other Person, for any action taken or permitted by it to be taken, or for its failure to take any action, in each case in accordance with the terms of this Agreement. The Trustee will not be subject to any liability for any claims, demands, losses, actions, causes of action, costs, charges, debts, expenses, damages, judgments, liabilities or obligations whatsoever against or with respect to the Trust or the Trustee, arising out of anything done, omitted to be done or permitted to be done by it pursuant to the terms of this Agreement and resort will be had solely to the Trust Property for the payment or performance thereof. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedure with regard to any obligations under this Agreement. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity or against any incorporator, director, officer, employee or agent of the Trustee or any predecessor or successor of the Trustee. The foregoing limitations of this Section 4.02 will not apply in respect of any claim, demand, loss, action, cause of action, cost, charge, debt, expense, damage, judgment, liability or obligation whatsoever arising from or in connection with bad faith, wilful misconduct, gross negligence, fraud or the failure to comply with the standard of care referred to in Section 4.01 by the Trustee or any incorporator, director, officer, employee or agent of the Trustee. In no event shall the Trustee be liable for any consequential or special damages, indirect, incidental, exemplary, aggravated or punitive loss or damages including but not limited to loss of reputation, goodwill or business. The Trustee shall not be liable or responsible for loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbances, interruptions in postal, telephone, internet, email, fax or other electronic communication systems or power supply, the failure of any third party to fulfil its obligations under any agreement with the Trust or New Transit or the Partnership, or any other factor beyond the Trustee’s control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for herein, in whole or in part. The Trustee shall have no duty or responsibility to fulfil, observe or perform any of the powers or responsibilities of New Transit or the Partnership or any other person except as are stipulated under this Agreement or the Trust Agreement.

4.03	Indemnification of the Trust and the Trustee

(1)            New Transit and the Partnership jointly and severally agree to indemnify and hold harmless the Trust and the Trustee, in its capacity as trustee of the Trust, and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement and the Trust Agreement (collectively, the “Indemnified Parties”) from and against any and all claims, demands, losses, actions, causes of action, costs, charges, debts, expenses, damages, liabilities or obligations whatsoever including, without limitation, reasonable legal fees and disbursements and costs and expenses incurred in connection with the enforcement of this indemnity, which may be imposed on, incurred by or assessed against the Indemnified Parties which, without fraud, gross negligence, wilful misconduct, bad faith or the failure to comply with the standard of care referred to in Section 4.01 on the part of the Indemnified Parties, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of its compliance with its duties set forth in this Agreement, the Trust Agreement or any written or oral instruction delivered to the Trustee by New Transit, the Tabulation Agent or the Partnership pursuant hereto.

(2)            In no case shall New Transit or the Partnership be liable under this Article 4 unless New Transit and the Partnership shall be notified by the Trustee of the assertion of a claim or of any action commenced against the Indemnified Parties as soon as reasonably practicable after any of the Indemnified Parties shall have received a written assertion of such a claim. New Transit and the Partnership shall be entitled to participate at their own expense in the defence and, if New Transit and the Partnership so elect at any time after receipt of such notice, subject to (ii) below, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been expressly authorized by New Transit or the Partnership, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and New Transit or the Partnership and the Trustee shall have been advised by counsel acceptable to New Transit or the Partnership that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to New Transit or the Partnership and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case New Transit and the Partnership shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). . The foregoing indemnities will survive the removal or resignation of the Trustee or the termination of this Agreement and the termination of the Trust. Each of the Indemnified Persons other than the Trustee or the Trust is a third party beneficiary of the foregoing indemnity and the rights to indemnification of such Indemnified Parties are held in trust by the Trustee on behalf of such Indemnified Parties.

Article 5 - TrustEE successors

5.01	Successor Trustee

The Trust shall require that any successor trustee to the Trustee appointed as provided under the Trust Agreement shall execute, acknowledge and deliver to New Transit, the Partnership and to its predecessor trustee an instrument accepting the rights, powers, duties and obligations of its predecessor under this Agreement. Thereupon, the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if an original signatory to this Agreement. Notwithstanding the above, any company into which the Trustee may be merged or with which it may be consolidated or amalgamated, any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party or any company to which the Trustee may transfer all or substantially all of its corporate trust business shall be a successor Trustee under this Agreement without the execution of any instrument or any further act; provided that such successor Trustee shall be a corporation qualified to carry on a trust business as contemplated hereby in each of the Provinces of Canada, shall not be controlled by a non-resident person or group of non-resident persons for the purposes of the Income Tax Act (Canada) and shall not have a material conflict of interest in its role as a fiduciary under the Trust Agreement.

Article 6 - New Transit Successors

6.01	Successor in the Event of Combination, etc.

In connection with any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of the undertaking, property and assets of New Transit would become the property of any other Person or, in the case of an amalgamation, arrangement or merger, of the continuing corporation resulting therefrom, either (i) such other Person or continuing corporation (herein called the “New Transit Successor”), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement, or (ii) if not so bound, shall execute, prior to or contemporaneously with the consummation of such transaction, an assignment and assumption agreement by the New Transit Successor of liability for all monies payable and property deliverable hereunder and the covenant of such New Transit Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of New Transit under this Agreement.

6.02	Wholly-Owned Subsidiaries

Nothing in this Article 6 shall be construed as applying to the amalgamation or merger of any wholly-owned direct or indirect subsidiary of New Transit with or into New Transit or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of New Transit (other than the Partnership) provided that all of the assets of such subsidiary are transferred to New Transit or another wholly-owned direct or indirect subsidiary of New Transit or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of New Transit among its shareholders, and any such transactions are expressly permitted by this Article 6.

Article 7 - Amendments

7.01	Amendments, Modifications, etc.

Except as set forth in Section 7.03, this Agreement may not be amended or modified except by an agreement in writing executed by:

(1)            New Transit;

(2)            the Partnership;

(3)            the Trust; it being understood and agreed that the Trustee, on behalf of the Trust, shall execute and deliver an amending agreement to this Agreement or other instruments supplemental hereto to give effect to any such amendment or modification proposed by New Transit and the Partnership, provided that such agreement does not adversely affect the rights, duties, liabilities or immunities of the Trustee hereunder;

subject to the prior approval of:

(i)            solely in the event of amendments or modifications in respect of one or more classes of Special Voting Shares, including the related Voting Rights, approved by the Unit Holders in accordance with and meeting the requirements of the Section 14.1 of, and Article 5 of Schedule A to, the LPA of which the Partnership will provide the Trustee with an Officer’s Certificate certifying receipt of the required approval; and

(ii)            solely in the event of amendments or modifications in respect of the Golden Share, including the related Voting Rights, approved by each of the following voting as a separate class: (a) the holders of Class A Units and Class A Common Shares, and (b) the holders of all other Units and Class A/B/C Shares, all in accordance with and meeting the requirements of the Articles and Section 14.1 of, and Article 5 of Schedule A to, the LPA of which New Transit will provide the Trustee with an Officer’s Certificate certifying receipt of the required approval.

7.02	Meeting to Consider Amendments

The Partnership, at the request of New Transit in its capacity as General Partner, shall call a meeting or meetings of the applicable Unit Holders for the purpose of considering any proposed amendment or modification requiring their approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the LPA and all applicable laws.

7.03	Changes in Capital of New Transit and the Partnership

At all times after the occurrence of any event contemplated pursuant to Section 3.5 of the LPA or otherwise, as a result of which Class A/B/C Shares, Special Voting Shares, the Golden Share or the Exchangeable Units or all are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Class A/B/C Shares, Special Voting Shares, the Golden Share or the Exchangeable Units or all are so changed and the parties hereto shall execute and deliver an amending agreement to this Agreement giving effect to and evidencing such necessary amendments and modifications.

Article 8 - Termination

8.01	Term

This Agreement may be terminated by mutual written consent of New Transit and the Partnership, so long as (a) either (i) no Exchangeable Units are outstanding or (ii) such termination is approved by the Unit Holders in accordance with Section 14.1 of, and Article 5 of Schedule A to, the LPA and (b) no Golden Share is outstanding. Notice of termination will be given by New Transit and the Partnership to the Trustee in either circumstance under this Section 8.01.

8.02	Survival of Agreement

The provisions of Article 4 shall survive any termination of this Agreement.

Article 9 - General

9.01	Waivers

No waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

9.02	Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations hereunder, except with the prior written consent of the other parties hereto.

9.03	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties hereto and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

9.04	Notices

(1)            Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a)	if to New Transit or the Partnership, at:

Telesat Corporation

160 Elgin Street, Suite 2100

Ottawa, Ontario, Canada K2P 2P7

Attention:	Chris DiFrancesco
Email:	CDiFrancesco@telesat.com

(b)	if to the Trust, at:

TSX Trust Company, as trustee of the Telesat Corporation Trust

301-100 Adelaide Street W.,

Toronto, Ontairo M5H 4H1

Attention:	Vice President, Trust Services
Email:	tmxestaff-corporatetrust@tmx.com

(2)            Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(3)            Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 9.04.

9.05	Force Majeure

Except for the payment obligations of New Transit and the Partnership contained herein, none of the parties shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, strikes, lockouts, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.05.

9.06	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed in any number of counterparts and delivered by means of facsimile, portable document format (PDF) or other electronic format, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TELESAT CORPORATION

by	/s/ Christopher DiFrancesco
	Name:	Christopher DiFrancesco
	Title:	Vice President, General Counsel and Secretary

TELESAT PARTNERSHIP LP, by its general partner, TELESAT CORPORATION

by	/s/ Christopher DiFrancesco
	Name:	Christopher DiFrancesco
	Title:	Vice President, General Counsel and Secretary

TSX Trust Company, in its capacity as trustee of the Telesat Corporation Trust

by	/s/ Donald Crawford
	Name:	Donald Crawford
	Title:	Senior Trust Officer

by	/s/ Michael Rosenberg
	Name:	Michael Rosenberg
	Title:	Sr. Trust Officer

[Telesat Corporation Trust – Voting Agreement]